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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check one):  [ ] Form 10-K         [ ] Form 20-F           [X] Form 11-K
              [ ] Form 10-Q         [ ] Form N-SAR

For Period Ended:  December 31, 2001

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

For the Transition Period Ended:


            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
PRUDENTIAL TOWER BUILDING

City, State and Zip Code:
BOSTON, MASSACHUSETTS 02199



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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

At this time, the Registrant is unable to complete all required disclosures in its Annual Report on Form 11-K for the period ended December 31, 2001 related to The Gillette Company Global Employee Stock Ownership Plan (the "Plan"), including the financial statements thereto, without unreasonable effort or expense. The Plan's administrator, Buck Consultants, Inc. (the "Administrator"), has not provided the Plan's auditors with a SAS 70 report from the Administrator's independent accountants on which the Plan's auditors can render an opinion on the Plan's financial statements enabling the Registrant to file such financial statements as part of its Annual Report on Form 11-K. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 11-K will be filed on or before the fifteenth calendar day following the prescribed due date. A letter from the Administrator explaining its failure to provide the necessary information to the Plan's auditors is attached to this Form 12b-25 as Exhibit 99.1.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

William J. Mostyn III      (617)                     421-7000
(Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                            [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
                                                                    [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2002                     By: /s/ Edward E. Guillet
                                            --------------------------------
                                            Edward E. Guillet
                                            Senior Vice President,
                                              Human Resources




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